



Humphry Slocombe
ICE CREAM
SECRET BREAKFAST
Bourbon ice cream and cornflake cookies.
Go ahead... who are we to judge?
One Pint (473 mL)

S L C M

Humphry Slocombe Small Business Bond™

Bond Terms:

Bond Yield: 8%
Target Raise Amount: $350,000
Offering End Date: March 31, 2021
Repayment Period: 5 years (60 months)
Minimum Raise Amount: $250,000

Company Details:

Name: Humphry Slocombe Group, LLC
Founded: 2008
Address: 2790 A Harrison Street, San Francisco, CA 94110
Industry: Ice Manufacturing
Employees: 25
Website: www.humphryslocombe.com

Use of Funds Allocation:

- (50%) $175,000- Debt Refinance
- (50%) $175,000- New location 2021

Social:

Yelp: 4.5 Star rating

Facebook: 11.9 K Followers

Instagram: 21.3 K Followers

Twitter 234k followers



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Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$ 1,244,798	$ 1,489,317
Cash & Cash Equivalents	$ 46,079	$ 25,290
Accounts Receivable	$ 56,975	$ 75,322
Short-term Debt	$ 614,515	$ 414,633
Long-term Debt	$ 578,854	$ 203,469
Revenues / Sales	$ 4,788,460	$ 4,007,985
Cost of Goods Sold	$ 2,225,899	$ 1,783,804
Taxes & Licenses	$ 52,683	$ 35,798
Net Income	$ -982,992	$ -735,573
Gross Margins	54%	53%

Recognition:

2019
- Partnership with Queer Eye to launch new ice cream flavor

2018
- Whole Foods Market NorCal Supplier of the Year

2017
- Named one of 20 of the best ice cream sundaes in America by Time Out

2016
- Named one of "San Francisco's Most Delicious Instagram Accounts" by 7X7 Magazine

2015
- Named "Top 5 Ice Creams in America" on a TV spot by Food Network.
- Bon Appetit featured article

About:

Jake Godby and Sean Vahey opened the first Humphry Slocombe ice cream shop in San Francisco in December 2008, choosing the name after the two lead characters Mr. Humphries and Mrs. Slocombe from the 1970's British sitcom "Are You Being Served?" Known for unique and sometimes unusual flavors, such as honey thyme, peanut butter curry, and hibiscus beet, Humphry Slocombe's ice cream has a rebellious and unapologetic personality that appeals to adult tastes, but is loved by all.

Humphry Slocombe has almost 300K followers on social media and was recently named one of "San Francisco's Most Delicious Instagram Accounts" by 7X7 Magazine. It has also attracted attention from the national press including feature articles in The New York Times Magazine and Bon Appetit and several television appearances, such as the "Top 5 Ice Creams in America" spot by Food Network.

Since opening, they've grown the business to four locations in the Bay Area, including the tourist-frequented Ferry Building, which has made them even more iconic as a San Francisco brand. Their ice creams are now distributed in retail stores across the country, including Whole Foods and Safeway, and they've established partnerships with companies like Virgin America and Queer Eye.